Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

December 9, 2009

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tycore Ventures Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-161868

Dear Mr. Schwall:

Attached please copies of Amendment No. 3 to the referenced registrant’s Registration Statement on Form S-1 (“Amendment No. 3 to Form S-1”) and a redlined Amendment No. 3 to Form S-1, submitted pursuant to the staff’s comment letter dated December 8, 2009.

Amendment No. 3 to the Form S-1 was filed with the Commission via EDGAR on December 9, 2009.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 3 to the Form S-1.

In response to the staff’s comments in its December 8, 2009 comment letter, we respectfully submit the following information on behalf of our client:

General

1.	Your response to comment one from our letter dated November 19, 2009 explains that you complied with the comment; however, please amend your document to address the following:

•	File an updated consent from your professional engineer, which was originally filed as Exhibit 23.3 in your Form S-1 filed September 11, 2009.

The Company has complied with this comment by filing an updated consent from its professional engineer as Exhibit 99.1 to the Amendment No. 3 to Form S-1.

H. Roger Schwall
December 9, 2009

•
Revise the auditor’s consent included as Exhibit 23.2 in your amended Form S-1 filed November 23, 2009 to refer to the appropriate audit opinion date.  We note your auditor refers to a report dated November 20, 2009 in the consent, but the audit opinion for your consolidated financial statements is dated September 1, 2009.

The Company has complied with this comment and filed a revised auditor’s consent as Exhibit 23.2 to the Amendment No. 3 to Form S-1.

•
Revise your listing of Exhibits and Financial Statement Schedules to be internally consistent.  In this regard, your auditor’s consent is referred to as Exhibit 23.1 on page II-2 of your amended Form S-1, but you filed your auditor’s consent as Exhibit 23.2

The Company has complied with this comment by making the listing of Exhibits consistent with the Financial Statement Schedules.  Please see page II-2 of the Amendment No. 3 to the Form S-1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo